                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 DEFIANCE, INC.
                                 --------------
                            (Name of Subject Company)

                           DN ACQUISITION CORPORATION
                            an indirect wholly-owned
                                  subsidiary of
                         THE GENERAL CHEMICAL GROUP INC.
                                    (Bidders)

                     Common Stock, Par Value $0.05 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   244662-10-2
                                   -----------
                      (CUSIP Number of Class of Securities)

                           TODD M. DUCHENE, SECRETARY
                           DN ACQUISITION CORPORATION
                                  LIBERTY LANE
                          HAMPTON, NEW HAMPSHIRE 03842
                                 (603) 926-5911
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications On Behalf of Bidders)

                                    COPY TO:
                               RALPH ARDITI, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

      This Amendment No. 1 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by DN Acquisition Corporation, New Hampshire Oak, Inc. and The General Chemical Group Inc. ("General Chemical Group") on January 13, 1999, with respect to shares of common stock, par value $0.05 per share, of Defiance, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION

      The response to Item 10 is hereby amended by the addition of the following paragraph after the final sentence of Item 10:

      On January 23, 1999, the Hart-Scott-Rodino waiting period with respect to the Merger expired without a request for additional information or documentary material having been received by General Chemical Group from either the Antitrust Division or the FTC.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1999

                             DN ACQUISITION CORPORATION



                             By:  /s/Michael R. Herman
                                 -------------------------------------
                                 Name: Michael R. Herman
                                 Title:   Vice President and Treasurer


                             NEW HAMPSHIRE OAK, INC.



                             By:  /s/Ralph M. Passino
                                 -------------------------------------
                                 Name: Ralph M. Passino
                                 Title:   Vice President and Assistant Treasurer


                             THE GENERAL CHEMICAL GROUP INC.



                             By:  /s/Ralph M. Passino
                                 -------------------------------------
                                 Name:  Ralph M. Passino
                                 Title:    Vice President and Chief Financial
                                           Officer











                                      3